Exhibit 99.1

Caesarstone Reports Third Quarter 2020 Financial Results

- Revenue of $123.9 Million -
- Net Income of $12.8 Million, or $0.37 Per Share -
- Adjusted Net Income of $14.1 Million, or $0.41 Per Share -
- Adjusted EBITDA of $23.7 Million -
- Global Growth Acceleration Plan Drove Higher Adjusted EBITDA and Margin -
- Generated Cash Flow From Operations of $28.2 Million, Enhancing Cash Position (*) to $155.7 Million -
- Completed Majority Stake Acquisition of Lioli Ceramica in October, Establishing Position as
Leading Premium, Multi-Material Countertop Company -
- Declares Dividend of $0.14 per share -

MP MENASHE, Israel - November 4, 2020 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its third quarter ended September 30, 2020.

“I am encouraged by the ongoing disciplined execution of our Global Growth Acceleration Plan to improve our business over the long-term,” commented Yuval Dagim, Chief Executive Officer. “The benefits of our team’s collective efforts are emerging, with visible progress in our third quarter results, as we realized our highest adjusted EBITDA and margin in over two years. In addition, we are encouraged with the improvement in year-over-year sales trends compared to the second quarter 2020. Most importantly, we delivered this performance while maintaining the health and safety of our employees, customers and partners across the globe.”

Mr. Dagim continued, “We have also kept a sharp focus on executing strategic investments to further solidify our position as a leading premium, multi-material countertop Company. Our recent majority stake acquisition of Lioli Ceramica is directly aligned with this strategy that leverages our brand, distribution, sales and global scale to efficiently enlarge our addressable market. As we integrate Lioli and make additional progress on other initiatives, we remain confident in the prospects for our business as the recovery continues.”

Ophir Yakovian, Chief Financial Officer, added, “Our diligent efforts to improve our operations allowed us to generate further cost savings and create additional efficiencies to mitigate the COVID-19 pandemic related business disruptions, primarily in our Americas region. We are extremely pleased with our ability to improve our results while carefully managing our working capital to produce strong cash flow from operations of $28.2 million during the third quarter. Looking at the remainder of the year, our significant cash position (*) in excess of $155 million provides us with the capacity to continue to accelerate initiatives to transform our business.”

(*) Cash position is defined as cash and cash equivalents and short-term bank deposits and long and short-term investment in marketable securities less debt from financial institutions.

Third Quarter 2020 Results

Revenue in the third quarter of 2020 was $123.9 million compared to $142.8 million in the prior year quarter. On a constant currency basis, third quarter revenue was lower by 14.4% year-over-year, driven primarily by COVID-19 pandemic related business disruptions, particularly in the Americas region.

Gross margin in the third quarter was 31.4% compared to 29.8% in the prior year quarter. Adjusted gross margin in the second quarter was 31.4% compared to 29.9% in the prior year quarter. The year-over-year improvement in gross margin mainly reflects improved product mix, lower raw material costs and improved efficiency partly offset by the impact of lower sales volume, lower sale prices and less favorable regional mix.

Operating expenses in the third quarter were $23.8 million, or 19.2% of revenue, compared to $29.7 million, or 20.8% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, operating expenses improved to 18.8% of revenue, compared to 19.5% in the prior year quarter mainly due to lower marketing and sales expenses combined with lower general and administrative expenses.

Operating income in the third quarter was $15.0 million compared to operating income of $12.9 million in the prior year quarter. The year-over-year difference mainly reflects higher gross margin and lower operating expenses.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $23.7 million in the third quarter, representing a margin of 19.1%. This compares to adjusted EBITDA of $22.5 million, representing a margin of 15.8%, in the prior year quarter. The year-over-year margin improvement primarily reflects higher gross margin and lower operating expenses as a percentage of revenue.

Finance (income) expenses in the third quarter was $0.1 million income compared to finance expenses of $4.1 million in the prior year quarter. The difference was mainly a result of the favorable impact of foreign currency exchange rates.

Net income for the third quarter was $12.8 million compared to net income of $7.1 million in the prior year quarter. Diluted net income per share for the third quarter was $0.37 compared to diluted net income per share of $0.21 in the prior year quarter. Adjusted diluted net income per share for the third quarter was $0.41 on 34.5 million shares, compared to adjusted diluted net income per share of $0.29 on 34.6 million shares in the prior year quarter.

Balance Sheet & Liquidity

The Company's balance sheet as of September 30, 2020 remained strong, including cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $155.7 million with no debt from financial institutions. The Company believes it has a strong financial position and the flexibility required to support its global operations and strategic plan.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share.

In accordance with the Company’s dividend policy, the board of directors declared a cash dividend of $0.14 per share for the third quarter and the nine months ended September 30, 2020. The dividend will be paid on December 9, 2020 to shareholders of record as of November 18, 2020. The dividend payment is subject to withholding tax of 20%.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible by dialing 1-877-407-4018 (domestic) or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Third Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13711696. The replay will be available beginning at 11:30 a.m. ET on Wednesday, November 4, 2020 and will last through 11:59 p.m. ET on Wednesday, November 11, 2020.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered surfaces used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the five distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan, Concetto and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production and supply chain; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$135,975	$139,372
Short-term available for sale marketable securities	10,325	-
Trade receivables, net	68,671	78,282
Other accounts receivable and prepaid expenses	27,374	34,066
Inventories	127,487	122,686

Total current assets	369,832	374,406

LONG-TERM ASSETS:

Severance pay fund	3,639	3,475
Other long-term receivables	3,398	3,176
Deferred tax assets, net	7,929	7,881
Long-term deposits and prepaid expenses	4,115	2,887
Operating lease right-of-use assets	78,287	72,047
Long-term available for sale marketable securities	9,432	-
Property, plant and equipment, net	198,610	204,776
Goodwill	35,425	35,218

Total long-term assets	340,835	329,460

Total assets	$710,667	$703,866

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables	39,951	53,072
Related party and other loan	2,210	2,212
Short term legal settlements and loss contingencies	23,276	28,300
Accrued expenses and other liabilities	44,848	42,782

Total current liabilities	110,285	126,366

LONG-TERM LIABILITIES:

Long-term loan and financing liability of land from a related party	6,914	7,915
Legal settlements and loss contingencies long-term	27,661	21,505
Long-term lease liabilities	69,385	64,638
Accrued severance pay	4,513	4,333
Long-term warranty provision	1,267	1,385

Total long-term liabilities	109,740	99,776

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	159,561	157,225
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(2,309)	(3,288)
Retained earnings	378,036	368,433

Total equity	490,642	477,724

Total liabilities and equity	$710,667	$703,866

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Revenues	$123,922	$142,839	$349,516	$412,107
Cost of revenues	85,068	100,215	254,089	298,451

Gross profit	38,854	42,624	95,427	113,656

Operating expenses:
Research and development	930	962	2,473	3,184
Marketing and selling	14,231	17,419	44,295	50,072
General and administrative	8,194	9,451	29,302	31,056
Legal settlements and loss contingencies, net	452	1,853	4,927	5,158

Total operating expenses	23,807	29,685	80,997	89,470

Operating income	15,047	12,939	14,430	24,186
Finance (income) expenses, net	(52)	4,053	1,586	6,200

Income before taxes	15,099	8,886	12,844	17,986
Taxes on income	2,292	1,758	3,241	4,849

Net income	$12,807	$7,128	$9,603	$13,137

Basic net income per ordinary share	$0.37	$0.21	$0.28	$0.38
Diluted net income per ordinary share	$0.37	$0.21	$0.28	$0.38
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,422,128	34,390,244	34,411,480	34,379,402
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,453,647	34,442,592	34,455,129	34,438,797

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2020	2019
	(Unaudited)
Cash flows from operating activities:

Net income	$9,603	$13,137
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,160	21,617
Share-based compensation expense	2,335	2,852
Accrued severance pay, net	16	(78)
Changes in deferred tax, net	(46)	(1,359)
Capital loss	342	342
Legal settlemnets and loss contingencies, net	4,927	5,158
Compensation paid by a shareholder		-
Foreign currency translation gains		-
Decrease (increase) in trade receivables	9,155	(14,930)
Decrease (increase) in other accounts receivable and prepaid expenses	3,740	(7,787)
Decrerase (increase) in inventories	(4,375)	33,466
Decrease in trade payables	(15,263)	(9,292)
Increase (decrease) in warranty provision	(342)	97
Changes in right of use assets	(5,245)	(73,969)
Changes in lease liabilities	5,761	77,318
Amortization of premium and accretion of discount on marketable securities, net	69	-
Changes in Accrued interest related to Marketable Securities	(87)	-
Increase in accrued expenses and other liabilities including related party	1,535	1,202

Net cash provided by operating activities	33,285	47,774

Cash flows from investing activities:

Purchase of property, plant and equipment	(15,544)	(15,770)
Proceeds from sale of property, plant and equipment	7	52
Investment in marketable securities	(19,728)	-
Increase in long term deposits	(407)	(200)

Net cash used in investing activities	(35,672)	(15,918)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	(459)	(7,771)
Repayment of a financing leaseback related to Bar-Lev transaction	(924)	(891)

Net cash used in financing activities	(1,383)	(8,662)

Effect of exchange rate differences on cash and cash equivalents	373	80

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(3,397)	23,274
Cash and cash equivalents and short-term bank deposits at beginning of the period	139,372	93,562

Cash and cash equivalents and short-term bank deposits at end of the period	$135,975	$116,836

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(438)	(2,463)

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$38,854	$42,624	$95,427	$113,656
Share-based compensation expense (a)	100	136	353	274
Non-recurring import related income	-	-	-	(1,501)
Other non-recurring items (b)	-	-	-	1,367
Adjusted Gross profit (Non-GAAP)	$38,954	$42,760	$95,780	$113,796

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	Relates mainly to one time amortization of machinery equipment with no future alternative use.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$12,807	$7,128	$9,603	$13,137
Finance (income) expenses, net	(52)	4,053	1,586	6,200
Taxes on income	2,292	1,758	3,241	4,849
Depreciation and amortization	7,058	6,755	21,160	21,617
Legal settlements and loss contingencies, net (a)	452	1,853	4,927	5,158
Share-based compensation expense (b)	628	968	2,335	2,852
Non-recurring import related income	-	-	-	(1,501)
Acquisition and integration related expenses	477	-	477	-
Other non-recurring items (c)	-	-	-	993

Adjusted EBITDA (Non-GAAP)	$23,662	$22,515	$43,329	$53,305

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Nine months ended Septemebr 30, 2019 relates to non-recurring expenses related to North American region establishment and one time charge related to reduction in headcount.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of net income to adjusted net income:
Net income	$12,807	$7,128	$9,603	$13,137
Legal settlements and loss contingencies, net (a)	452	1,853	4,927	5,158
Share-based compensation expense (b)	628	968	2,335	2,852
Non cash revaluation of lease liabilities (c)	227	1,123	12	3,349
Non-recurring import related income (d)	-	-	-	(1,501)
M&A related expenses	477	-	477	-
Other non-recurring items (e)	-	-	-	2,193
Total adjustments	1,784	3,944	7,751	12,051
Less tax on non-tax adjustments (f)	481	1,063	2,090	3,249
Total adjustments after tax	1,303	2,881	5,661	8,802

Adjusted net income (Non-GAAP)	$14,110	$10,009	$15,264	$21,939
Adjusted diluted EPS (g)	$0.41	$0.29	$0.44	$0.64

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Nine months ended Septemebr 30, 2019 relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters, the Company's subsidiary.
(e)	Nine months ended Septemebr 30, 2019 relates to non-recurring expenses related to North American region establishment and one time charge related to reduction in headcount.
(f)	Tax adjustments for the three and nine months ended September 30, 2020, based on the effective tax rates of the comparative periods.
(g)
In calculating adjusted diluted (Non-GAAP) EPS for the three and nine month ended Septemebr 30, 2020, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

USA	$52,097	$64,805	$153,878	$185,812
Canada	19,174	21,884	52,167	65,404
Latin America	124	1,433	762	3,380
America's	71,395	88,122	206,807	254,596

Australia	27,746	28,641	73,634	82,147
Asia	2,881	3,676	7,444	11,583
APAC	30,627	32,317	81,078	93,730

EMEA	11,422	11,717	30,793	33,591

Israel	10,478	10,683	30,838	30,190

Total Revenues	$123,922	$142,839	$349,516	$412,107

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region - Supplemental data

	Three months ended
U.S. dollars in thousands	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019	3/30/2019	12/31/2018	9/30/2018	6/30/2018
	(Unaudited)

USA	$52,097	$41,726	$60,055	$64,659	$64,805	$64,590	$56,417	$60,200	$61,933	$60,358
Canada	19,174	14,435	18,558	20,575	21,881	23,341	20,178	23,834	25,140	27,349
Latin America	124	132	506	735	1,434	1,351	596	1,212	1,635	1,738
America's	71,395	56,293	79,119	85,969	88,120	89,282	77,191	85,246	88,708	89,445

Australia	27,746	23,534	22,354	26,000	28,642	28,294	25,214	33,484	33,968	34,731
Asia	2,881	1,732	2,831	3,932	3,675	3,311	4,596	4,929	4,189	4,221
APAC	30,627	25,266	25,185	29,932	32,317	31,605	29,810	38,413	38,157	38,952

EMEA	11,422	8,031	11,340	9,464	11,719	11,418	10,455	9,954	11,115	11,721

Israel	10,478	9,447	10,913	8,502	10,683	8,766	10,741	9,268	9,709	9,125

Total Revenues	$123,922	$99,037	$126,557	$133,867	$142,839	$141,071	$128,197	$142,881	$147,689	$149,243

	Year-over-year % change
	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019
	(Unaudited)

USA	-19.6%	-35.4%	6.4%	7.4%	4.6%
Canada	-12.4%	-38.2%	-8.0%	-13.7%	-13.0%
Latin America	-91.4%	-90.2%	-15.1%	-39.4%	-12.3%
America's	-19.0%	-36.9%	2.5%	0.8%	-0.7%

Australia	-3.1%	-16.8%	-11.3%	-22.3%	-15.7%
Asia	-21.6%	-47.7%	-38.4%	-20.2%	-12.3%
APAC	-5.2%	-20.1%	-15.5%	-22.1%	-15.3%

EMEA	-2.5%	-29.7%	8.5%	-4.9%	5.4%

Israel	-1.9%	7.8%	1.6%	-8.3%	10.0%

Total Revenues	-13.2%	-29.8%	-1.3%	-6.3%	-3.3%

	Year-over-year % change in constant currency (*)
	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019
	(Unaudited)

USA	-19.6%	-35.4%	6.4%	7.4%	4.6%
Canada	-11.7%	-36.0%	-7.1%	-13.6%	-12.1%
Latin America	-91.3%	-90.2%	-15.2%	-39.4%	-12.3%
America's	-18.8%	-36.4%	2.7%	0.9%	-0.4%

Australia	-7.1%	-11.5%	-3.3%	-18.2%	-10.0%
Asia	-21.2%	-45.9%	-37.1%	-14.7%	-8.8%
APAC	-8.7%	-15.1%	-8.5%	-17.8%	-9.9%

EMEA	-5.9%	-26.9%	11.4%	-4.4%	10.9%

Israel	-4.5%	4.5%	-1.5%	-14.0%	7.8%

Total Revenues	-14.4%	-28.3%	0.5%	-5.5%	-1.5%

(*) Change in revenues at constant currency is calculated so that revenues can be viewed without the impact of fluctuations s in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Change in revenues adjusted for currency are calculated by translating current period activity in local currency using the comparable prior-year period’s currency conversion rate. Exchange rates used, are the representative exchange rate published by the Bank of Israel for the relevant periods.